FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

New Data on Teva’s Copaxone® and Laquinimod to Be Highlighted at ECTRIMS/ACTRIMS

JERUSALEM--(BUSINESS WIRE)--October 14, 2011--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that more than 30 scientific presentations on the company’s multiple sclerosis (MS) portfolio, including the market-leading treatment Copaxone® and the late-stage oral therapy laquinimod, will be featured during the 5th Joint Triennial Congress of the European and Americas Committees for Treatment and Research in Multiple Sclerosis (ECTRIMS AND ACTRIMS). This year’s meeting, recognized as the world’s largest annual international conference focused on MS research, will be held in Amsterdam, The Netherlands, October 19-22, 2011.

Select data highlights include:

  Late-breaking presentation of data from the BRAVO study, the second global Phase III clinical trial evaluating oral laquinimod for the treatment of MS.
  Additional data from the ALLEGRO study demonstrating the positive impact of laquinimod on disability accumulation and rate of severe relapses, as well as patient-reported outcomes.
  Preclinical research further illuminating the novel neuroprotective mechanism of action (MOA) of laquinimod and its direct effect in the central nervous system (CNS).
  Study results from trials designed to determine the neuroprotective effects of treatment with COPAXONE® (glatiramer acetate injection) in two different experimental autoimmune encephalomyelitis (EAE) models.
  Additional preclinical data examining the anti-inflammatory mechanism of COPAXONE®.
  Data illustrating characteristics of the patient population examined in the Therapy Optimization in Multiple Sclerosis (TOP MS) study, the largest prospective Phase IV study conducted in MS examining self-reported patient outcomes to medication therapy management (MTM) via specialty pharmacy programs. The TOP MS study was designed to evaluate the benefits of adherence to therapy on MS patients’ health outcomes.

Select presentation information:

Laquinimod

  [P 489] Laquinimod restricts inflammatory gene expression in a human model of reactive astrogliosis (Poster Session: Neuroprotection 1, October 20, 3:30-5:00 p.m. CEST) T. Pham, J. Zhang, J. Seto, L. Hayardeny, G. John (New York, US; Netanya, IL)
  [P 708] Laquinimod’s impact on patient-reported fatigue and functional status: results from Allegro, a placebo-controlled phase III trial for relapsing-remitting multiple sclerosis (Poster Session: MS symptoms 2, October 21, 3:30-5:00 p.m. CEST) D. Jeffery, G. Comi, L. Kappos, X. Montalbán, A. Boyko, M. Filippi on behalf of the Allegro Study Group

  [P 736] Laquinimod reduces demyelination, inflammation, axonal damage and oligodendroglial pathology in the murine cuprizone model (Poster Session: Experimental models 2, October 21, 3:30-5:00 p.m. CEST) C. Wegner, R. Pförtner, W. Brück (Göttingen, DE)
  [P 363] Oral laquinimod reduces MRI markers suggestive of irreversible tissue damage in RRMS: results from Allegro, a placebo-controlled phase III trial (Poster Session: Imaging 1, October 20, 3:30-5:00 p.m. CEST) M. Filippi, M. Rocca, N. De Stefano, D. Jeffery, L. Kappos, X. Montalbán, A. Boyko, G. Comi on behalf of the Allegro Study Group
  [P 934] Oral laquinimod slows disability progression and reduces severe relapses in the placebo-controlled phase III Allegro trial for the treatment of relapsing-remitting multiple sclerosis (Poster Session: Immunomodulation 2, October 21, 3:30-5:00 p.m. CEST) G. Comi, D. Jeffery, L. Kappos, X. Montalbán, A. Boyko, M. Filippi, the ALLEGRO Study Group
  [P 825] Laquinimod treatment enhances myelination and prevents neurodegeneration in the chronic EAE mouse model of MS (Poster Session: Repairing mechanisms 2, October 21, 3:30-5:00 p.m. CEST) S. Tiwari-Woodruff, R. Patel, S. Moore, M. Sasidhar (Los Angeles, CA, Los Angeles, CA, US)
  [148] A placebo-controlled and active comparator phase III trial (BRAVO) for relapsing-remitting multiple sclerosis (Parallel Session 13: Late breaking News, October 22, 8:30-9:30 a.m. CEST) T.L. Vollmer, P. Soelberg Sorensen, D.L. Arnold on behalf of the BRAVO Study Group

Copaxone®

  [P 491] Glatiramer acetate treatment protects synaptic transmission in experimental autoimmune encephalomyelitis through the modulation of microglia (Poster Session: Neuroprotection 1, October 20, 3:30-5:00 p.m. CEST) S. Rossi, G. Mandolesi, V. De Chiara, V. Studer, C. Motta, A. Gentile, D. Fresegna, A. Musella, D. Centonze (Rome, IT)
  [P 498] Glatiramer acetate augments remyelination and prevents motor neuron loss in mice with experimental autoimmune encephalomyelitis (Poster Session: Neuroprotection 1, October 20, 3:30-5:00 p.m. CEST) R. Aharoni, R. Eilam, A. Stock, A. Vainshtein, R. From, V. Shinder, R. Arnon (Rehovot, IL)
  [P 214] Therapy characteristics at enrolment in the TOP MS study (Poster Session: Epidemiology 1, October 20, 3:30-5:00 p.m. CEST) C. Markowitz, P. Coyle, H. Zwibel, B. Cohen, M.K. Oleen-Burkey (Philadelphia, Stony Brook, Coral Gables, Chicago, Kansas City, US)
  [P 696] Prevalence and treatment of persistent symptoms at enrolment in the TOP MS study (Poster Session: Epidemiology 2, October 21, 3:30-5:00 p.m. CEST) M.J. Tullman, P. Coyle, H. Zwibel, C. Markowitz, B. Cohen, M. Oleen-Burkey (St. Louis, Stony Brook, Coral Gables, Philadelphia, Chicago, Kansas City, US)
  [P 699] The therapy optimisation in MS study: baseline characteristics (Poster Session: Epidemiology 2, October 21, 3:30-5:00 p.m. CEST) P. Coyle, H. Zwibel, C. Markowitz, B. Cohen, M.K. Oleen-Burkey (Stony Brook, Coral Gables, Philadelphia, Chicago, Kansas City, US)

  [P 707] Relapse history from the TOP MS study (Poster Session: Epidemiology 2, October 21, 3:30-5:00 p.m. CEST) B. Cohen, P. Coyle, H. Zwibel, C. Markowitz, M. Oleen-Burkey (Chicago, Stony Brook, Coral Gables, Philadelphia, Kansas City, US)

ABOUT COPAXONE®

COPAXONE® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. COPAXONE® (glatiramer acetate injection) is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries. In North America, COPAXONE® is marketed by Teva Neuroscience, Inc., which is a subsidiary of Teva Pharmaceutical Industries Ltd. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. COPAXONE® is a registered trademark of Teva Pharmaceutical Industries Ltd.

See additional important information at: http://www.sharedsolutions.com/pdfs/PrescribingInformation.aspx or call 1-800-887-8100 for electronic releases.

ABOUT LAQUINIMOD

Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. Laquinimod crosses the blood brain barrier to potentially target resident CNS inflammation and neurodegeneration. The global Phase III clinical development program evaluating oral laquinimod in MS consists of two pivotal studies, ALLEGRO and BRAVO. In the ALLEGRO study, laquinimod demonstrated a positive impact on disease activity and disability progression, while maintaining a favorable safety and tolerability profile. In addition to the MS clinical studies, laquinimod is currently in Phase II development for Crohn's disease and Lupus, and is being studied in other autoimmune diseases.

ABOUT MULTIPLE SCLEROSIS

MS is the leading cause of neurological disability in young adults. It is estimated that more than 400,000 people in the United States are affected by the disease and that two million people may be affected worldwide. Multiple sclerosis is a degenerative disease of the central nervous system in which inflammation and axonal damage and loss result in the development of progressive disability.

ABOUT TEVA

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on CNS, oncology, pain, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

CONTACT:
IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin C. Mannix, 215-591-8912
or
PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7687
or
Teva North America
Denise Bradley, 215-591-8974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	October 14, 2011